
The Cookie Department®
WHAT HAS YOUR COOKIE DONE FOR YOU LATELY?™


THE SNACK
LANDSCAPE


39%
OF MILLENNIALS
SNACK FOR
ENERGY

According to a recent report from Mintel, **94% of US adults snack daily** and the largest percentage of snackers do so for a treat.

What's more, half (50%) of adults snack two to three times per day.

Mintel research shows that the Millennial generation snacks for function and to stay focused throughout the day with 39% snacking for energy.

HOWEVER, WE BELIEVE...

The grab n' go market is packed with snacks full of palm kernal oil, high fructose corn syrup and sugar alcohol.

Packaged cookies for people on the go offer little to no nutritional value.

Protein bars provide nutritional benefits but are highly processed and a chore to eat.

Cookies marketed as "healthy" often present misleading ingredients and nutritional values.


COOKIE
VS
BAR


126
The Cookie Department
104
130
122
116
Cliff Bar
Lara Bar
Kind Bar
Builder Bar

Calories Per Ounce


6.66
The Cookie Department
2.5
7.14
4.04
6.66
Cliff Bar
Lara Bar
Kind Bar
Builder Bar

Fat Grams Per Ounce


14
The Cookie Department
17.08
13.69
18.69
12.08
Cliff Bar
Lara Bar
Kind Bar
Builder Bar

Carbohydrate Grams Per Ounce


8.66
The Cookie Department
8.75
10.71
5.69
9.16
Cliff Bar
Lara Bar
Kind Bar
Builder Bar

Sugar Grams Per Ounce


135

	Dates	Evaporated Cane Syrup	Honey	Glucose Syrup
TCD (Peanut Butter Toffee)	X	X		
Cliff Bar (Crunchy Peanut Butter)	X	X		
Lara Bar (Crunchy Peanut Butter)	X			
Kind Bar (Peanut Butter Drk Choco)			X	X
Builder Bar (Chocolate Peanut Butter)		X		

	Palm Oil	Palm Kernal Oil	Palm Fractions	Cultured Dextrose (preservative)	Sugar Alcohol
TCD (Chocolate Chip)	FREE	FREE	FREE	FREE	FREE
Lenny & Larry (Chocolate Chip)	X	X	X	X	X (vegetable glycerin)
Quest Nutrition (Chocolate Chip)	X				X


WHAT MAKES
THE COOKIE DEPARTMENT®
SO DIFFERENT?

The Cookie Department® is the first-to-market line of **Fully Functional®** cookies to our knowledge.

With our unique twist on classic recipes, we fortify our cookies with beneficial ingredients like

- **> caffeine from Free Trade coffee**
- **> rBST free whey protein**
- **> organic superfoods**
- **> antioxidants**
- **> detoxifying spices**

providing our customers extra benefits in every bite.


All-Natural
A new take on traditional snacking using innovative and healthy ingredients
Fully-functional: each cookie provides an added performance benefit without sacrificing taste
Freeing: on-the-go-goodies for vegan and macro diets
Designed to stand apart: clean, contemporary branding – nothing like grandma's cookies or crunchy protein bars


PALM
OIL
FREE

To produce palm oil in large enough quantities to meet growing demand, farmers across Southeast Asia have been clearing huge swaths of biodiversity-rich tropical rainforest to make room for massive palm plantations. Today palm oil production is the largest cause of deforestation in Indonesia and other equatorial countries with dwindling expanses of tropical rainforest.

At The Cookie Department **WE'VE MADE A CONSCIOUS DECISION TO REMOVE ALL OF THE PALM OIL FROM OUR COOKIES** and replace it with a new plant based butter alternative derived from algae.

ALGAE BUTTER has 50% less saturated fat then dairy butter. This change will go into effect in Septmeber of 2018 with the launch of our newly updated 100% blue bin recyclable packaging.

TCD WILL BE THE FIRST COMPANY IN THE WORLD TO BE UTILIZING THIS ENVIRONMENTALLY FRIENDLY SUSTAINABLE PLANT-BASED BUTTER ALTERNATIVE IN A PACKAGED FOOD PRODUCT.


OUR
PRODUCT



Chocolate Chip Nookie™



The Cookie Department®
SOFT BAKED!
made with MACA
FULLY FUNCTIONAL COOKIES®
CHOCOLATE CHIP NOOKIE™
SEMI-SWEET CHOCOLATE + SUPERFOOD MACA
0 Zero Trans Fat
No Artificial Ingredients
Environmentally Friendly
Palm Oil Free
Macro Friendly
Net Wt 3oz (85 GRAMS)

Function: Vitality

Psychographic: Fitness forward consumers + Anyone who wants to enjoy a healthier guilt free cookie!

Attributes: Made with ancient superfood Maca | Premium chocolate | 0 trans fats | All natural ingredients

0 Zero Trans Fat | No Artificial Ingredients | Environmentally Friendly | Palm Oil Free | Macro Friendly


The Cookie Department
SOFT BAKED!
40mg caffeine
FULLY FUNCTIONAL COOKIES
AWAKEN BAKED
DOUBLE CHOCOLATE + FAIR TRADE COFFEE CAFFEINE
0 Zero Trans Fat
No Artificial Ingredients
Environmentally Friendly
Palm Oil Free
Macro Friendly
Net Wt 3oz (85 GRAMS)

Function: Energy

Psychographic: Fitness forward consumers + Anyone who wants to enjoy a healthier guilt free cookie

Attributes: Caffeinated | Premium chocolate | Fair Trade coffee | 0 Trans Fats

0 Zero Trans Fat | No Artificial Ingredients | Environmentally Friendly | Palm Oil Free | Macro Friendly


Awaken Baked®


Tough
Cookie®


SOFT BAKED!
10g PROTEIN
FULLY FUNCTIONAL COOKIES
TOUGH COOKIE
PEANUT BUTTER + TOFFEE + rBST FREE WHEY PROTEIN

Function: Strength

Psychographic: Fitness forward consumers + Anyone who wants to enjoy a healthier guilt free cookie

Attributes: Packed with rBST free whey protein (antibiotic free) | 0 Trans Fats | Made with toffee chips | All natural ingredients | Free of hydrogenated oil | Made with premium ingredients

0 Zero Trans Fat | No Artificial Ingredients | Environmentally Friendl y | Palm Oil Free | Macro Friendly


The Cooki
Department
SOFT BAKED!
V
VEGAN
FULLY FUNCTIONAL
COOKIES
GREAT FULL
ANTIOXIDANT RICH SWEET POTATOES + OATS + CRANBERRIES
0
Zero Trans Fat
No Artificial Ingredients
Environmentally Friendly
Palm Oil Free
Macro Friendly
Net Wt 3oz (85 GRAMS)

Function: Wellness

Psychographic: Fitness forward consumers + Anyone who wants to enjoy a healthier guilt free cookie

Attributes: Vegan | All natural ingredients | 0 trans fats | Made with whole grains and sweet potatoes| Loaded with beta carotene

0 Zero Trans Fat | No Artificial Ingredients | Environmentally Friendl y | Palm Oil Free | Macro Friendly | V VEGAN


Great
Full®



Snap Back®


The Cookie Department®
SOFT BAKED!
boosted with CAYENNE
FULLY FUNCTIONAL COOKIES®
SNAP BACK®
SPICED GINGER + CAYENNE + CLOVES
0 Zero Trans Fat
No Artificial Ingredients
Environmentally Friendly
Palm Oil Free
Macro Friendly
Net Wt 3oz (85 GRAMS)

Function: Recovery

Psychographic: Fitness forward consumers + Anyone who wants to enjoy a healthier guilt free cookie

Attributes: Made with cayenne pepper and black strap molasses | Premium all natural ingredients | 0 trans fats

0 Zero Trans Fat | No Artificial Ingredients | Environmentally Friendl y | Palm Oil Free | Macro Friendly


The Cookie Department
SOFT BAKED!
15g protein
FULLY FUNCTIONAL COOKIES
MINT CONDITION™
DOUBLE CHOCOLATE + MINT + WHEY PROTEIN
0 Zero Trans Fat
No Artificial Ingredients
Environmentally Friendly
Palm Oil Free
Macro Friendly
Net Wt 3oz (85 GRAMS)

COMING SOON!

0 Zero Trans Fat

No Artificial Ingredients

Environmentally Friendl y

Palm Oil Free

Macro Friendly


Mint
Condition™

OUR STORY



In 2009, while enjoying an espresso and cookie at his local coffee shop, the original Peet's Coffee in downtown Berkeley, CA, Akiva Resnikoff noticed the throngs of other patrons also fueling their afternoon slumps with coffee and sweets. That's when the "lightbulb" moment hit; could he use his love of baking and experience in the functional beverage industry to create a decadent, caffeine rich treat by adding coffee caffeine to a cookie? He enlisted his mom, a skilled baker herself, and after over 60 double chocolate coffee trial-and-error batches in his mothers kitchen, **the first functional cookie was finally perfected.**

With sparse money and time, Akiva launched TCD with a $100 investment, and maintained a full time job for the first several years. As a one-man cookie band, he formulated and baked at night, made deliveries in the mornings, and tackled customer service and business development in the evenings. Resnikoff's passion project soon turned into a revenue generating company with a hardworking team behind him.


The Cookie
Department

THE TEAM





Akiva Resnikoff
Founder & CEO



Renae Scott
Interim CMO



Andrea Kirschner
Interim CFO



Bridget Jacobs
Graphic Designer



Marissa Rae
Social Media Manager

Word of mouth marketing puts us in touch with our target audience.

We leverage the most media savvy of our fans as influencers to provide authentic endorsements through Instagram, Facebook and Twitter.

Promotions, giveaways and cross branding foster national and international exposure

Brand ambassadors across the country who provide in-store demos and provide a continuous feedback loop and critical two-way communication with our customers.


BERGENFIELD
FIRE DEPT.






The Cookie Department
SNAP BACK
(ginger detox cookie)
COOKIES




The Cookie Department

HERE'S WHAT PEOPLE ARE SAYING ABOUT The Cookie Department

"Your cookies really are incredible. When I received your cookies the first time I was unsure if I would be able to even eat them. I was just recovering, yet again, from another bout of food related sickness. I was so frustrated but decided to chance it.. and i'm glad I did because that was all I could consume for the next few days. I am convinced that your fully functional cookies helped me get to fully functional status again. So thank you so much!!"

-ANILA W (ONLINE CUSTOMER)
AUSTIN, TX

"It was hard just to eat half a cookie at a time! Each one had a different quality and seemed to help do what it said. Will order more and more! :)"

-LISA HARRIS (ONLINE CUSTOMER)
CHICAGO, IL

"The Cookie Department is a great addition to our pro-shop where our demand for healthy products previously excluded cookies. The first few flavors we introduced were a huge success; soon after staff and climbers wanted them all! We look forward to working with Akiva and spreading the cookie love!"

-THE MESA RIM TEAM
SAN DIEGO, CA

"We love working with The Cookie Department. They always provide us with excellent customer service and an outstanding product. Our staff, gym members and other guests can't get enough of these delicious cookies!"

- CAITLYN VOLKMAN, SENDERONE CLIMBING & FITNESS
SANTA ANA, CA

INSIGHTS BY THE COOKIE DEPARTMENT CEO, AKIVA RESNIKOFF

At the end of the day its all about taste. The branding of a package can get a consumer to pull that product off the shelf, review the ingredients and nutritional values and even purchase it. If that product has a chalky or caky texture, smells like chemicals or is made with ingredients that the consumer can't pronounce, well then that product didn't serve its consumer. The Cookie Department's "Fully Functional" cookies are made with simple and premium ingredients that a third grader can pronounce. The mouth watering textures and flavor profiles are carefully curated so that our customers repurchase time and time again.

The Cookie Department offers on-trend products catered to both the discerning dessert lovers who crave a decadent treat and to the active lifestyle individuals who need an extra boost while climbing a mountain or completing a race. Whichever consumer you are, we offer something for everyone!



Sales Channels

- Vending/Micro Markets
- Tech Office Micro Kitchens
- Hotels/Airline Retail
- Coffee Shop
- Quick Service Restaurants
- Climbing & General Fitness Gyms
- College Campus Dining Services
- United States Military
- Country Clubs
- Convenience Stores
- Retail Grocery
- Boutique & Gift Stores
- Drop Shipping E-Commerce
- Subscription Box Services

3 YEAR P & L PROJECTIONS 2018 - 2020	FY 2017	% of Rev	FY 2018	% of Rev	FY 2019	% of Rev	FY 2020	% of Rev
Online	14,688	4.0%	19,749	3.6%	112,599	6.7%	261,496	6.8%
Direct Wholesale	132,196	36.0%	236,120	43.1%	631,894	37.3%	1,202,249	31.3%
Distributors	220,326	60.0%	250,540	45.7%	702,027	41.5%	1,350,629	35.2%
ISB	-	0.0%	-	0.0%	-	0.0%	530,712	13.8%
Groceries	-	0.0%	41,710	7.6%	245,755	14.5%	495,327	12.9%
Total Income	**367,210**	**100.0%**	**548,119**	**100.0%**	**1,692,276**	**100.0%**	**3,840,413**	**100.0%**
Online	7,570	2.1%	4,869	0.9%	27,762	1.6%	64,473	1.7%
Direct Wholesale	68,128	18.6%	116,493	21.3%	301,332	17.8%	545,701	14.2%
Distributors	113,546	30.9%	144,622	26.4%	390,665	23.1%	723,473	18.8%
ISB	-	0.0%	-	0.0%	-	0.0%	398,598	10.4%
Groceries	-	0.0%	23,508	4.3%	136,310	8.1%	275,067	7.2%
Postage and Logistic Pick & Pack	61,433	16.7%	75,422	13.8%	221,779	13.1%	469,759	12.2%
Total Cost of Sales	**250,677**	**68.3%**	**364,914**	**66.6%**	**1,077,848**	**63.7%**	**2,477,070**	**64.5%**
GROSS PROFIT	**116,533**	**31.7%**	**183,204**	**33.4%**	**614,428**	**36.3%**	**1,363,344**	**35.5%**
Total Variable Costs	37,426	10.2%	87,038	15.9%	180,682	10.7%	361,060	9.4%
Total Salaries & Wages	1,839	0.5%	76,808	14.0%	401,233	23.7%	532,441	13.9%
Total Fixed Costs	62,342	17.0%	156,207	28.5%	372,176	22.0%	459,685	12.0%
EBITDA	**14,927**	**4.1%**	**- 136,850**	**-25.0%**	**- 339,664**	**-20.1%**	**10,158**	**0.3%**
Net Income	**- 7,370**	**-2.0%**	**- 151,841**	**-27.7%**	**- 351,104**	**-20.7%**	**- 87,529**	**-2.3%**

3 YEAR CASH FLOW 2018 - 2020

Operating activities	FY 2017	2018 FCST	2019 FCST	2020 FCST
Net income	- 7,370	- 151,841	- 351,104	- 87,529
Depreciation	724	2,002	7,689	8,793
Inventory	11,354	- 39,733	- 23,360	- 28,808
Accounts Receivables	- 63,992	14,505	- 24,762	- 52,568
Prepaid	-	4,007	-	-
Accounts payable	2,673	16,505	41,559	84,709
Other liabilities (CC)	26,362	- 2,767	- 24,000	- 31,366
Total operating activities	**- 30,248**	**- 157,322**	**- 373,979**	**- 106,770**
Investing activities				
Capital expenditures	- 3,411	- 7,500	- 23,750	-
Other investing cash flow items	- 43,000	554	-	-
Total investing activities	**- 46,411**	**- 6,946**	**- 23,750**	**-**
Financing activities				
Convertible Note/Long-term Debt	206,817	589,292	24,948	42,783
Adjustment to Equity	- 97,279	56,995	-	-
Total financing activities	**109,538**	**646,287**	**24,948**	**42,783**
Net cash increase/decrease	**32,879**	**482,019**	**- 372,781**	**- 63,986**
Beginning cash balance	**13,444**	**46,323**	**528,341**	**155,560**
Ending cash balance	**46,323**	**528,341**	**155,560**	**91,574**

*These financial numbers are based upon the following pending purchase orders and promising pipeline activity for The Cookie Department, however some of them are only projections and cannot be guaranteed:

- Q4 2018 launch with Plaid Pantry (108 locations)
- US Army & Air force Base supermarkets (35-45 locations to open in Q4)
- Long Bottom Coffee - Distributor in Portland, Oregon with over 200 accounts (Confirmed PO for September)
- Vistar Food Service Distribution NW - Launched in July 2018 (Sold total of $27,799 so far)
- Nike Corporate Campus Dining (10,000+ employees) - Pending launch in Q4
- Confirmed Q4 launch with Fresh Direct
- Robeks - Increasing our door count within the franchise network
- Confirmed test with PizzaRev
- Q1 2019 pending launch with Tutti Frutti (300 domestic locations)
- Hiring an inside sale rep to continue building on our direct wholesale business
- Hiring a food service sales SVP to continue building our national food service business
- Expansion into NW Retail Grocery channel. Already sold into 47 stores in just over a month.
- Launching of a sixth SKU, the high protein double chocolate mint, Mint Condition
- Reviewing licensing opportunities in Germany
- Reviewing alternative revenue model opportunities for frozen yogurt functional cookie toppings business with current distributor.
- Increase in online revenue from updated e-commerce website and paid advertising efforts.



Use of Funds

- Point of sale display stands for current and future retail partners
- SEO and paid online marketing
- Hiring of in store demo and promotional reps
- Hiring of an inside sales rep
- Hiring of an outside food service SVP of sales
- Paying for industry buying trade shows
- Working capital to fund ongoing production and the launch of new cookie flavors and line extensions.


FOR MORE INFORMATION
WEB: thecookiedepartment.com
EMAIL: info@thecookiedepartment.com
@CookieDept